NORSTRA ENERGY INC.

July 12, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: H. Roger Schwall
Assistant Director
100 F. Street NE
Washington, D.C. 20549-7010

Re:	Norstra Energy Inc. Registration Statement on Form S-1 File No. 333-181042

Dear Mr. Schwall

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Norstra Energy Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 4:00 PM EST Eastern Standard Time on July 12, 2012, or as soon thereafter as is practicable. We confirm that this request supersedes the prior request for acceleration filed on July 11, 2012.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Norstra Energy Inc.

By:
/s/ Dallas Kerkenezov
Dallas Kerkenezov
Chief Executive Officer